SmartNotes℠
by GMAC

smartnotes.com
lasalledans.com

Revised 4/07



SmartNotes℠
by GMAC

Investing for your future


7.125%
7.800%
8.000%
5.000%
5.500%
6.750%
7.125%
7.800%
8.000%
5.000%
5.500%








SmartNotes℠
by GMAC

When you invest in SmartNotes, you invest in GMAC; a diversified global financial services company. GMAC provides services through its Financial, Mortgage and Insurance Operations.

SmartNotes are medium term notes that typically offer fixed, floating and step rate structures with a variety of payment options and maturities. With SmartNotes, not only do you have an investment in GMAC, you also have the added advantage of receiving higher yields and more favorable terms than are typically offered by other fixed income investments.

In 1996, GMAC led the way with a retail medium-term note program specifically designed for the individual investor. Since then, more than $40 billion have been invested in the SmartNotes program. This innovative program offers many unique features, such as:

- Highly competitive rates
- Low minimum investment of $1,000
- Weekly rate announcements
- Variety of interest payment options
- Variety of maturities
- Survivor's Option[1]
- Callable[2] and non-callable notes
- Fixed, floating and step rate structures

[1] In the event of death of the beneficial owner, the estate will only be able to exercise the Survivor's Option if the Notes have been held for a period of at least six months; and said request must be made within one year of the death of the beneficial owner. Certain limitations apply, see prospectus for complete details.

[2] GMAC may choose to redeem callable SmartNotes when prevailing interest rates are relatively low.

SmartNotes are unsecured debt of GMAC, subject to both market and credit risk. Complete information concerning SmartNotes is contained in the prospectus.

SmartNotes will not be listed on any securities exchange, and there can be no assurance that the SmartNotes offered will be sold or that there will be a secondary market for the notes, as stated in the prospectus.

SmartNotes at a glance:

Diversification

Benefits fixed-income portfolios seeking to diversify overall financial risks

Various Maturities

Nine months to thirty years, depending on the offering

Purchase Through a Broker

SmartNotes are available through a broker by prospectus only

Online Information

Check current rates, review prospectus, and more at smartnotes.com

Share in the success of GMAC with SmartNotes.

Thousands of individual investors have chosen to invest in SmartNotes due to its straightforward rate information, flexible options and higher yields.

Investment decisions aren't always easy, but investing in SmartNotes by GMAC is.

SmartNotes are sold in the U.S. by prospectus only and are not FDIC insured.

GMAC has filed a registration statement (including a prospectus), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GMAC has filed with the SEC for more complete information about GMAC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, GMAC will arrange to send you the prospectus if you request it by calling toll-free 888-271-4066 or by sending an email request to gmacnote@gmacfs.com. You can also access the prospectus on our website at www.smartnotes.com.